EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 900, 570 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 3P1	www.avino.com

July 29, 2011	TSX-V: ASM U.S. OTC BB: ASGMF Berlin & FSE: GV6

Avino Silver & Gold Mines Ltd. to List on the NYSE Amex

Avino Silver & Gold Mines Ltd. (the "Company" or “Avino”) is pleased to announce that its common shares have been authorized for listing on the New York Stock Exchange Amex (“NYSE Amex”).  The Company expects the shares to begin trading on the NYSE Amex on Tuesday, August 2, 2011 under the trading symbol “ASM”.  The Company will retain its primary listing on the TSX Venture Exchange under the same trading symbol “ASM”.

“We welcome Avino Silver & Gold Mines to the NYSE Euronext family of listed companies and to NYSE Amex,” said Scott Cutler, Executive Vice President, NYSE Euronext. “Avino Silver & Gold and its shareholders will benefit from superior market quality and technology, a broad array of issuer and investor services, and a global brand association. We look forward to building a strong and lasting partnership with the Company and its shareholders.”
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“Avino’s increased exposure from this upcoming NYSE Amex listing will bring additional value to Avino’s broadening shareholder base and we look forward to introducing Avino to a wider audience of investors as our Company profile expands,” said David Wolfin, President of the Company.

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to become a multi-million ounce-per-year silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

For further information contact us at ir@avino.com or visit our website at www.avino.com.

ON BEHALF OF THE BOARD

“David Wolfin”
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David Wolfin, President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Avino Silver & Gold Mines Ltd. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.